Exhibit 3.3

CERTIFICATE OF MERGER

OF

KINDRED HEALTHCARE DEVELOPMENT, INC.

(a Delaware corporation)

with and into

REHABCARE GROUP, INC.

(a Delaware corporation)

Pursuant to the provisions of Section 251 of the Delaware General Corporation Law (the “DGCL”), RehabCare Group, Inc., a Delaware corporation (“ RehabCare”), hereby certifies the following information relating to the merger of Kindred Healthcare Development, Inc., a Delaware corporation, with and into RehabCare (the “Merger”):

FIRST: The names and states of incorporation of the constituent corporations (the “Constituent Corporations”) to the Merger are:

Name	State of Incorporation

Kindred Healthcare Development, Inc.	Delaware

RehabCare Group, Inc.	Delaware

SECOND: The Agreement and Plan of Merger, dated as of February 7, 2011, and, amended as of May 12, 2011, among Kindred Healthcare, Inc., Kindred Healthcare Development, Inc. and RehabCare (the “Merger Agreement”), setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the requirements of Section 251 of the DGCL.

THIRD: The name of the surviving corporation is RehabCare Group, Inc. (the “Surviving Corporation”), as provided in the Certificate of Incorporation of the Surviving Corporation attached hereto as Exhibit A.

FOURTH: The Certificate of Incorporation of RehabCare, as in effect immediately prior to the Effective Time (as defined in Article FIFTH), shall be amended and restated in its entirety at the Effective Time to read as set forth on Exhibit A and as so amended shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with its terms and applicable law.

FIFTH: The Merger shall be effective upon filing of this certificate.

1

SIXTH: The executed Merger Agreement is on file at 7733 Forsyth Boulevard, St. Louis, Missouri 63105, the principal place of business of the Surviving Corporation.

SEVENTH: A copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of any Constituent Corporation.

2

IN WITNESS WHEREOF, the Surviving Corporation has caused this certificate to be signed by an authorized officer as of the 1st day of June, 2011.

REHABCARE GROUP, INC.

By:	/s/ Patricia S. Williams
Name:	Patricia S. Williams
Title:	Senior Vice President, General
Counsel and Secretary

[Certificate of Merger – Kindred Healthcare Development, Inc.]

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

REHABCARE GROUP, INC.

a Delaware corporation

ARTICLE FIRST

The name of the corporation is “RehabCare Group, Inc.” (the “Corporation”).

ARTICLE SECOND

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE THIRD

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOURTH

The Corporation is authorized to issue one class of stock to be designated Common Stock. The total number of shares of Common Stock authorized to be issued is one thousand (1,000) shares with a par value of $0.01 per share.

ARTICLE FIFTH

The Corporation is to have perpetual existence.

ARTICLE SIXTH

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE SEVENTH

The number of directors that constitute the whole Board of Directors of the Corporation shall be determined in the manner specified in the Bylaws of the Corporation.

ARTICLE EIGHTH

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE NINTH

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE TENTH

Section 203 of the General Corporation Law of the State of Delaware, as amended from time to time, shall not apply to the Corporation.

ARTICLE ELEVENTH

A. Limitation of Director’s Liability. To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. Indemnification of Officers and Directors. Every person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise shall be indemnified and held harmless by the Corporation to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, as amended from time to time, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaws, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article Eleventh.

The Board of Directors may adopt Bylaws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Delaware, as amended from time to time, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person against such liability.

C. Repeal or Modification. Neither any amendment or repeal of this Article Eleventh, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article Eleventh, shall eliminate or reduce the effect of this Article Eleventh in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article Eleventh, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.